Exhibit 99.1

Ming Shing Group Holdings Limited Announces Entering into Strategic Cooperation Framework Agreement with Meal Though Seasons HK Limited

Hong Kong, July 30, 2026 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: PMA), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its business development.

Ming Shing is pleased to announce that it has entered into a strategic cooperation framework agreement (the “MOU”) through PMA Nano Carbon Technology Pte. Ltd (“PMA”), a subsidiary of the Company, with Meal Though Seasons HK Limited (“Meal Though”, together with PMA, the “Parties”), a company incorporated in Hong Kong. Meal Though is mainly engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales, and related businesses.

The Parties believe that PMA’s graphene thermal management technology can be applied to Meal Though’s business and Meal Though’s capabilities can provide an application foundation for testing, verification, product development, and commercial promotion of the relevant technologies. The Parties intend to establish a strategic cooperative relation. The Parties may opt to further explore cooperation plans including equity investment, joint ventures and mergers and acquisitions.

According to the MOU, the main areas of cooperation include facility agriculture temperature control and anti-freezing or thermal insulation, low-temperature drying and deep processing of agricultural products, cold-chain anti-freezing constant temperature and preservation auxiliary applications, joint product research and development and other market and channel cooperation.

According to the MOU, PMA shall be responsible for, among others, providing grapheme thermal management technology products and technical solutions, conduct product design and provide necessary guidance, while Meal Though shall be responsible for, among others, providing agricultural bases, greenhouses, process centers, logistics or supply chain scenarios suitable for pilot projects, providing necessary technology and coordinating resources.

The MOU is non-binding and sets forth only the general framework of preliminary intent and strategic cooperation between the Parties. The MOU does not constitute a revenue-generating contract, creates no binding revenue commitments or financial obligations, and does not guarantee or assure any future commercial results, operational outcomes, or financial performance. Specific arrangements, commercial obligations, and definitive rights shall be governed solely by legally binding definitive agreements to be separately negotiated and executed by the Parties, if at all.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk